Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Initiates New Program and Stakes Moran Dome Gold Project in Alaska

Vancouver, British Columbia, April 19, 2012 (TSX Venture: EMX; NYSE Amex: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce a new regional exploration initiative and the staking of the Moran Dome gold project in Alaska. The Moran Dome project is located approximately 160 kilometers west-northwest of Fairbanks along the Yukon River, and covers more than 15,000 hectares of mineral rights. The property hosts multiple gold targets associated with a granitic intrusive suite identified from a regional reconnaissance sampling program and historic datasets. EMX’s program in Alaska is led by a geologic team with in-region exploration expertise and discovery success that includes the Fort Knox gold deposit. EMX is currently evaluating additional early stage opportunities in Alaska to add to the Company’s portfolio.

Moran Dome Project Overview. Moran Dome is located within the Tintina Gold Belt of intrusion-related gold mineralization that includes the Fort Knox, True North, Ryan Lode and Pogo deposits. The project area occurs in the headwaters of several historic and modern-day placer gold mining operations. EMX’s surface geochemical sampling and geologic reconnaissance outlined a number of target areas that are now covered by more than 15,000 hectares of State of Alaska prospecting sites and mining claims.

The Moran Dome project covers prospective portions of the mid-Cretaceous Melozitna Pluton and its contact aureole. The pluton ranges in composition from granite to quartz monzonite and is coarsely crystalline to strongly porphyritic. The contact aureole consists of strongly hornfels-altered Proterozoic to Mesozoic metasediment and greenstone rocks. EMX’s early stage work at Moran Dome defined several areas containing prospective host rocks and anomalous gold mineralization. The project area is divided into three separate claim blocks as described below.

  The MD claim group consists of three separate targets with coincident geochemistry and geophysical anomalies covering an area of 45 square kilometers. The eastern target area lies in the headwaters of Tozimoran Creek, and contains anomalous gold in stream sediments, elevated arsenic-antimony in regional geochemical datasets, and historic gold-tin placer production. The other two targets within the MD group were identified using BLEG (“Bulk Leach Extractable Gold”) anomalies, magnetic anomalies, and the presence of altered and mineralized float.

  The Vermilion claim group is marked by a strong color anomaly centrally located within the Melozitna Pluton. Outcrops exhibit stockwork quartz-sulfide veining in quartz-sericite-clay altered quartz monzonite and anomalous copper-molybdenum-bismuth mineralization in rock samples.

  The Eureka Creek claim group is outlined by BLEG anomalies along the southern margin of the pluton, in an area without previous exploration activity.

The Company is planning to conduct follow-up work on the Moran Dome project during the upcoming summer field season.

Comments on Sampling, Assaying, and QA/QC. EMX has implemented a QA/QC program to ensure that exploration sampling and assay analysis is conducted in accordance with CIM Best Practice Guidelines. As standard procedure, the Company conducts routine QA/QC analysis on assay and analytic results, including the systematic utilization of certified reference materials, blanks, and duplicate samples.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

BLEG (Bulk Leach Extractable Gold) is a proven geochemical method that analyses the cyanide extractable gold in soil and sediment samples. The technique utilizes large sample weights that allows for good sampling statistics and low detection limits, making this a useful method for gold exploration.

About EMX. Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition, royalty growth and merchant banking.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:
David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

The NYSE Amex, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com